UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012
Commission File Number 0-30314

BONTAN CORPORATION INC
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

Execution Version

AMENDED AND RESTATED SETTLEMENT AGREEMENT

This Amended and Restated Settlement Agreement, dated as of June 29, 2012 (this “Amended and Restated Settlement Agreement”), is made by and among (i) Bontan Corporation, Inc., an Ontario corporation (“BCI”), (ii) Israel Petroleum Company, Limited, a Cayman Islands limited company (“IPC Cayman”), (iii) International Three Crown Petroleum LLC, a Colorado limited liability company (“ITCP”), (iv) JKP Petroleum Company LLC (“JKP” and, together with IPC Cayman and ITCP, the “IPC Parties”), (v) Three Crown Petroleum LLC, a Colorado limited liability company (“TCP”), and (vi) H. Howard Cooper, an individual (“Cooper” and, together with BCI, the IPC Parties and TCP, the “Parties”).

WHEREAS, BCI and Israel Oil & Gas Corporation, an Ontario corporation (“IOGC” which was merged with and into BCI after the date of the Original Settlement Agreement, as hereinafter defined, and together with BCI, the “Bontan Parties”) and the IPC Parties have entered into various agreements and purported arrangements with respect to Israeli Drilling Licenses Nos. 348 (Sara) (“Sara”) and 347 (Myra) (“Myra”), including licenses and/or permits thereto that may be issued with respect to materially the same geographic area as Sara and Myra (the “Licenses”) which are held in part by IPC Oil & Gas (Israel) Limited Partnership, an Israel limited partnership (“IPC Israel”), and with respect to Israeli preliminary exploratory permit No. 199 (Benjamin) (the “Permit”), as well as other agreements with respect to the governance and funding of IPC Cayman, as set forth in Appendix A hereto (the “Agreements”) and other Parties may have rights and obligations under the Agreements;

WHEREAS, TCP was, as of the date of the Original Settlement Agreement, the owner of a 0.50% overriding royalty interest pursuant to that certain Overriding Royalty Agreement dated April 25, 2010, between PetroMed Corp. et al as Grantor and TCP as Grantee, and certain subsequent agreements among certain of the Parties granting and reaffirming TCP’s ownership of the 0.50% overriding royalty interest (collectively, the “ORI Agreement”); and

WHEREAS, disputes have arisen as to the Agreements and the obligations and performance of the parties under the Agreements;

WHEREAS, the Parties hereto have commenced the actions described in Appendix B hereto (the “Actions”);

WHEREAS, among the claims made by certain of the IPC Parties in the Actions are claims for breach of contract (the “IPC Claims”) contemplating the recovery of damages and/or the forfeiture of the shares of IPC Cayman originally issued to IOGC and currently owned by BCI as successor to IOGC (the “Bontan IPC Cayman Shares”);

WHEREAS, among the claims made by certain of the Bontan Parties in the Actions are claims for breach of contract, breach of fiduciary duty, and self-dealing (the “Bontan Claims”) contemplating the recovery of damages;

WHEREAS, BCI denies any liability to the IPC Parties and disputes all of the claims alleged against them in the Actions, including, without limitation, the IPC Claims;

WHEREAS, the IPC Parties, Cooper and TCP deny any liability to BCI and dispute all of the claims alleged against them in the Actions, including the Bontan Claims;

WHEREAS, the Parties have concluded that a settlement of any and all claims, differences, and disputes between them arising out of, or directly or indirectly relating to, the Agreements and the allegations made in the Actions is in their respective best interests;

WHEREAS, the Parties agreed to settle the claims, differences, and disputes between them on the terms and conditions stated in that certain Settlement Agreement, dated as of December 15, 2011 (the “Original Settlement Agreement”); and

WHEREAS, the Parties desire to amend and restate the Original Settlement Agreement as of the date hereof (the “Amendment Date”) on the terms and conditions stated in this Amended and Restated Settlement Agreement.

THEREFORE, for valuable consideration, the sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1. The Transactions.

(a) Escrow.  Concurrently with the execution of the Original Settlement Agreement, the Parties entered into an Escrow Agreement with ESOP Management and Trust Services Ltd., as escrow agent (the “Escrow Agent”), in the form attached hereto as Exhibit A (the “Original Escrow Agreement”), pursuant to which the Escrow Agent is holding and shall hold funds and documents for the benefit of the Parties to be released in accordance with the terms thereof and of this Amended and Restated Settlement Agreement.  On the Amendment Date, the Parties are entering into a new Escrow Agreement with the Escrow Agent in the form attached hereto as Exhibit P (the "New Escrow Agreement").

(b) Settlement Deposit; Motions and Stipulations.  Simultaneously with the execution and delivery of the Original Settlement Agreement and the Original Escrow Agreement by all Parties, (i) the IPC Parties, TCP and Cooper delivered to BCI the Settlement Deposit as more fully set forth in Section 5(a), (ii) the Bontan Parties delivered to the Escrow Agent the IOGC Repurchase Agreement, the IOGC Irrevocable Proxy, the Bontan Waiver and the Withdrawal Letters as more fully set forth in Sections 3(b), 3(d) and 5(c), (iii) the IPC Parties delivered to the Escrow Agent the IPC Waiver, the Fixed Payment and Adjustable Payment Notes (as defined in the Original Settlement Agreement), the Guarantee (as defined in the Original Settlement Agreement) and the Security Agreement (as defined in the Original Settlement Agreement) as more fully set forth in Section 5 of the Original Settlement Agreement, (iv) the Parties executed and filed the Motions and the Stipulations to stay the Actions until they are dismissed at the Closing as more fully set forth in Section 4(b), and (v) the Parties delivered to the Escrow Agent the Forms of Dismissal as more fully set forth in Section 3(a).

(c) Closing.  Subject to the terms hereof, the closing (the “Closing”) of the transactions, transfers, sales, assignments, terminations and releases contemplated by, referred to or attached to this Amended and Restated Settlement Agreement which, by their terms, are to occur at the Closing (such transactions, transfers, sales, assignments, terminations and releases, collectively with the Settlement Deposit, the “Transactions”) shall take place at the offices of Greenberg Traurig, P.A., located at 333 Avenue of the Americas, Miami, Florida 33131 (or at such other place as the Parties may designate in writing) at 10:00 a.m. (Miami, Florida time) on the date of this Amended and Restated Settlement Agreement (the "Closing Date").  All deliveries by the Parties and the Escrow Agent on behalf of the Parties at Closing shall be deemed to have occurred simultaneously and none shall be effective until and unless all have occurred.  By agreement of each of the Parties, the Closing may take place by delivery of documents required to be delivered hereby by facsimile or other electronic transmission.  For purposes of this Amended and Restated Settlement Agreement, a “Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in The City of New York.

(d) [RESERVED]

(e) Closing Date Deliveries of the Escrow Agent.  On the Closing Date, the Escrow Agent will:

(i) release the Forms of Dismissal to IPC Cayman for immediate filing in the respective courts,

(ii) release the Bontan Waiver to the IPC Parties and the IPC Waiver to BCI, in accordance with Section 3,

(iii) release the Withdrawal Letters to the IPC Parties, in accordance with Section 3,

(iv) release counterparts of the Mutual Release to the IPC Parties and the Bontan Parties in accordance with Section 5(d), and

(v) release any other documents then held in escrow to the IPC Parties.

(f) Closing Date Deliveries of the IPC Parties.   On the Closing Date, the IPC Parties will (i) pay or cause to be paid to the Tax Escrow Agent, for the benefit of BCI, the Final Settlement Payment in accordance with Section 5(b)(i), (ii) deliver to BCI an affirmation of effectiveness of the Mutual Release in the form attached hereto as Exhibit Q (the “Affirmation of Release”) duly executed by each of the IPC Parties, TCP and Cooper and (iii) deliver to BCI the Guarantee, the Security Agreement and the Equitable Mortgage (each as defined below).

(g) Closing Date Deliveries of BCI.  On the Closing Date, BCI will deliver to the IPC Parties (i) the BCI Repurchase Agreement and the BCI Irrevocable Proxy (as defined below) duly executed by BCI and (ii) Affirmations of Release duly executed by each of BCI, Kam Shah and Terence Robinson.

2. No Admission of Liability

Neither the terms of the Original Settlement Agreement or this Amended and Restated Settlement Agreement, the consummation of all the transactions, transfers, sales, assignments, terminations and releases contemplated by, referred to or attached to this Settlement Agreement (the “Transactions”), nor the payment or acceptance of any payment or other consideration set forth herein, including any consent to the entry of judgments, is, nor shall be construed, described or characterized by any Party hereto or by its respective agents or representatives as, an admission by any Party of any liability or wrongdoing, nor shall it be admissible in evidence for such purpose.  This Amended and Restated Settlement Agreement and the performance by the Parties hereto of their respective obligations hereunder and under the BCI Repurchase Agreement and the other agreements, certificates and documents pursuant to which the Transactions are to be effectuated are an economic resolution of disputed claims between the BCI, on the one hand, and the IPC Parties, TCP, IPC Israel and Cooper, on the other hand, described in their respective filings in the Actions and none of such Parties admits any liability or wrongdoing whatsoever.

3. Dismissal of Actions; Waivers of the Agreements; Withdrawal Letters

In consideration of the Parties’ respective agreements, obligations and releases in the Original Settlement Agreement and this Amended and Restated Settlement Agreement and the Transaction Documents (as hereinafter defined) pursuant to which the Transactions are to be effectuated:

(a) the Parties have, on the date of execution of the Original Settlement Agreement executed or caused to be executed the mutual form(s) of dismissal attached hereto as Exhibit B (the “Forms of Dismissal”) pursuant to which BCI, on the one hand, and the IPC Parties, TCP, IPC Israel, Cooper, Yaron Yeini, IPC Oil and Gas Holdings Ltd. (formerly, Shaldieli Ltd. and referred to herein as “Shaldieli”), Upswing Capital Ltd. and Asia Development (A.D.B.M.) Ltd. on the other hand, shall voluntarily dismiss with prejudice and with no order for costs, the Actions each Party has commenced or filed, and the Parties deposited such Forms of Dismissal with the Escrow Agent, which are being released to the IPC Parties at Closing for filing by the IPC Parties in the applicable courts immediately thereafter;

(b) the Bontan Parties, on the date of execution of the Original Settlement Agreement, executed and delivered to the Escrow Agent, to be released to the IPC Parties, TCP, IPC Israel and Cooper at Closing, a waiver in the form of Exhibit C, waiving, subject to, and effective automatically upon and simultaneously with, the Closing, any and all rights they may have under the Agreements and agreeing that the Agreements shall be of no further force or effect (the "Bontan Waiver");

(c) the IPC Parties, TCP, IPC Israel and Cooper, on the date of execution of the Original Settlement Agreement executed and delivered to the Escrow Agent, to be released to BCI at Closing, a waiver in the form of Exhibit D waiving, subject to, and effective automatically upon and simultaneously with, the Closing, any and all rights they may have under the Agreements and agreeing that the Agreements shall be of no further force or effect (the "IPC Waiver"); and

(d) the Bontan Parties, on the date of execution of the Original Settlement Agreement, executed and delivered to the Escrow Agent, to be released to the IPC Parties at Closing, the letters attached hereto as Exhibit E to each of the regulatory authorities set forth on such exhibit (the “Withdrawal Letters”), withdrawing their objections to the transaction among IPC Israel, IPC Cayman and Shaldieli and any other transactions or actions undertaken by IPC Israel, IPC Cayman and/or Shaldieli in furtherance of or in connection with such transaction, including but not limited to the subsequent raising of funds by Shaldieli and the use of any or all of such funds for the discharge of obligations of the IPC Israel, IPC Cayman and Shaldieli, subject to the provisions of Section 4(b)(iv) (collectively, the “Shaldieli Transactions”).

Notwithstanding anything to the contrary contained herein, once delivered to the IPC Parties at Closing in accordance with the Original Escrow Agreement and, if applicable, filed in the appropriate courts, the Forms of Dismissals referred to in clause (a) above, the Bontan Waiver and the IPC Waiver shall be perpetual and irrevocable.

4. Covenants Not To Sue; Standstill

(a) Covenant Not to Sue.  From and after the date of the execution of the  Original Settlement Agreement, the IPC Parties, TCP and Cooper hereby covenant not to, and shall not transfer to any person or entity the right to, file, commence the filing of, or otherwise pursue, assist, encourage or participate in any way with any complaint, charge, lawsuit, proceeding or action similar to the Actions or which arise out of the Agreements or which relates to the Licenses against the Bontan Parties or their respective affiliates and BCI hereby covenants not to, and shall not, transfer to any person or entity the right to, file, commence the filing of, or otherwise pursue, assist, encourage or participate in any way with any complaint, charge, lawsuit, proceeding or action similar to the Actions or which arise out of the Agreements or which relate to the Licenses against any of the IPC Parties, TCP and Cooper or their respective affiliates; provided, however, that nothing contained herein or in any of the Transaction Documents shall limit the ability of the Parties to enforce their rights under this Amended and Restated Settlement Agreement and the Transaction Documents or to defend and counterclaim against such a complaint, charge, lawsuit, proceeding or action commenced after the date of the Original Settlement Agreement.  For purposes of this Amended and Restated Settlement Agreement, "affiliate" shall mean with respect to any person or entity, any other person or entity that directly or indirectly controls, is controlled by or under common control with such person or entity, where "control" means the power, whether direct or indirect, to direct or cause the direction of the management or policies of an entity whether through the ownership of voting securities, by contract or otherwise.

(b) Standstill.  Concurrently with the execution of the Original Settlement Agreement and the Original Escrow Agreement and the delivery of the Settlement Deposit described in Section 5(a) to the Bontan Parties,

(i) the Parties filed, with respect to each of the Actions, a joint motion for stay of such Action (the “Motions”) and a joint stipulation seeking to stay the proceedings to complete the settlement of the Actions at the Closing (the “Stipulations”) all in the form attached hereto as Exhibit F, and

(ii) the Bontan Parties agreed that they shall not, prior to the Closing as provided herein, take any action with respect to the Shaldieli Transactions or to the Licenses which may be reasonably deemed to be adverse to the interests of the IPC Parties or their respective affiliates, and the IPC Parties, TPC and Cooper agreed that they shall not, prior to the Closing as provided herein, take any action with respect to the subject matter of the Actions or the Agreements that may reasonably be deemed to be adverse to the interest of the Bontan Parties, including, without limitation, to encourage, solicit, or participate in, any potential action of past, current and future equityholders against BCI and/or its directors and officers.

(iii) In addition, except as required by applicable law after consultation with counsel and solely to the extent prior approval would not be reasonably practicable, from and after the date of the execution of the Original Settlement Agreement, prior to the Closing, the Bontan Parties shall not make any IPC-Related Communication (as defined below) unless such IPC-Related Communication is approved in advance by ITCP and the IPC Parties shall not make any Bontan-Related Communication (as defined below) unless such Bontan-Related Communication is approved in advance by BCI.  The Parties agree that, from and after the date of the Original Settlement Agreement and through the Closing, (A) no Party has, either directly or indirectly taken or shall, either directly or indirectly, take any further action with respect to any of the Actions unless such action is contemplated or provided for hereunder or approved in advance in writing by the other Parties, and (B) the Bontan Parties have since the date of the Original Settlement Agreement ceased and shall cease all efforts to transfer the Bontan IPC Cayman Shares as requested in their Action filed in the Cayman Islands or to call a meeting of the shareholders of IPC Cayman or to take action to remove ITCP as director or take other action with respect to the governance of IPC Cayman or otherwise change the status quo in respect of the governance of IPC Cayman.

For the sake of clarity, nothing in this Section 4 or in this Agreement shall be construed as limiting in any manner whatsoever the IPC Parties' actions with respect to any matters relating to the Licenses and any matters of the consortium managing the Licenses.

5. Settlement Consideration

For good and valuable consideration, including the execution by the Parties of this Amended and Restated Settlement Agreement:

(a) Settlement Deposit. Simultaneously with the execution and delivery of the Original Settlement Agreement and the Original Escrow Agreement by all Parties, ITCP delivered to BCI each of the items in sub-sections (i) (ii) and (iii) below and TCP delivered to BCI the item in sub-section (iv) below (together, the “Settlement Deposit”):

(i) the Option and Warrant Cancellation and Release Agreement, attached hereto as Exhibit G, pursuant to which the IPC Parties, TCP and Cooper and their affiliates surrender, without additional consideration therefor, all unexercised options and warrants or other comparable instruments or rights to acquire stock or other equity interests of BCI (the “Convertible Securities”), duly executed by the holders of such Convertible Securities. The parties agree that the value of the Convertible Securities is nil;

(ii) the Acknowledgement, Direction, and Release Agreements attached hereto as Exhibit H, duly executed by the IPC Parties (the “Insurance Releases”);

(iii) the sum of Two Hundred Fifty Thousand US Dollars (US$250,000) which shall be otherwise nonrefundable and irrevocable (the “Initial Cash Deposit Amount”), paid either by way of the delivery of a cashier's check or by wire transfer in immediately available and irreversible funds to BCI; and

(iv) the ORI Settlement Payment Transfer Instrument (as defined below) which relates to the transfer of 25.0% of the TCP ORI from TCP to BCI (the “ORI Settlement Payment”), which ORI Settlement Payment was conveyed in the manner specified in Section 10 and said ORI shall be subject to the terms and conditions set forth in Section 10.

In addition, on March 12, 2012, ITCP paid to the Tax Escrow Agent, for the benefit of BCI an additional nonrefundable deposit of One Hundred Twenty Five Thousand US Dollars (US$125,000) (the “Extension Cash Deposit Amount”) and on April 22, 2012 and May 2, 2012, ITCP paid to BCI non-refundable extension payments equal to One Hundred Thousand US Dollars (US$100,000) in the aggregate (together, the “Extension Payment” and together with the Initial Cash Deposit Amount and the Extension Cash Deposit Amount, the “Cash Payments”).  BCI acknowledges that the Extension Cash Deposit Amount is being held by the Tax Escrow Agent and such amount shall be retained by the Tax Escrow Agent to be released in accordance with the Tax Escrow Agreement.

Each of the deliveries in clauses (i) through (iv) and the payment of the Extension Cash Deposit Amount and the Extension Payment, when made, were and shall be non-refundable and irrevocable.

(b) Settlement Payments.

(i) On the Closing Date, ITCP shall pay or cause IPC Cayman to pay  to the Tax Escrow Agent, for the benefit of BCI, the total amount of Five Million US Dollars (US$5,000,000) (the “Final Settlement Payment”).  The Final Settlement Payment shall be made by wire transfer in immediately available funds to accounts designated in writing by the Tax Escrow Agent.

(ii) On the Closing Date, ITCP and IPC Cayman shall issue to BCI an option to purchase 49.27% of the issued and outstanding share capital of IPC Cayman, on a fully diluted basis, in the form attached hereto as Exhibit R (the “Option”).  The Option may be terminated by IPC Cayman and ITCP in accordance with and subject to Section 5(c) below.

(c) Option.  The Parties acknowledge and agree that as of the Amendment Date, the value of the Bontan IPC Cayman Shares is Five Million Four Hundred Seventy Five Thousand US Dollars (US $5,475,000).  On or before December 31, 2012, ITCP and IPC Cayman shall determine, in their sole discretion, the value of the Bontan IPC Cayman Shares as of the date of such determination and shall provide written notice to BCI of such determination within three (3) Business Days thereof.  In the event that ITCP and IPC Cayman determine that the valuation of the Bontan IPC Cayman Shares is less than Fifteen Million One Hundred Thousand US Dollars (US$15,100,000) (the "Valuation Threshold") then BCI may exercise the Option in accordance with its terms.  In the event that ITCP and IPC Cayman determine that value of the Bontan IPC Cayman Shares is equal to or greater than the Valuation Threshold, then ITCP and IPC Cayman shall have the right to terminate the Option by either, as determined by ITCP and IPC Cayman in their sole discretion (x) making the payments and deliveries set forth in clause (i) below or (y) making the payments and deliveries set forth in clause (ii) below.  Upon completion of the payments and deliveries set forth in clause (i) or (ii) the Option shall be immediately and irrevocably be terminated without any additional action by ITCP, IPC Cayman or BCI.  If ITCP and IPC Cayman do not complete either of the actions specified in sub-clauses (i) or (ii) below on or before December 31, 2012, then they shall be deemed to have determined that the value of the Bontan IPC Cayman Shares is less than the Valuation Threshold. If all payments and deliveries have not been made on or before December 31, 2012, the Option shall not terminate and shall continue to be exercisable through March 31, 2013.

(i) If ITCP and IPC Cayman determine to make payments in accordance with this clause (i), then, on or before December 31, 2012, ITCP and IPC Cayman shall (A) pay to the Escrow Agent by wire transfer in immediately available funds to the account set forth in the New Escrow Agreement an amount equal to Six Million Six Hundred Twenty Five Thousand US Dollars (US$6,625,000) and (B) deliver to the Escrow Agent the Fixed Payment Note described in subsection (iii).

(ii) If ITCP and IPC Cayman determine to make payments in accordance with this clause (ii), then on or before December 31, 2012, ITCP and IPC Cayman shall pay to the Escrow Agent by wire transfer in immediately available funds to the account set forth in the New Escrow Agreement an amount equal to Nine Million Six Hundred Twenty Five Thousand US Dollars (US$9,625,000).

(iii) If ITCP and IPC Cayman exercise the right to terminate the Option and make the payments and deliveries set forth in Section 5(c)(i), then ITCP shall issue in the name of BCI in accordance therewith a promissory note with a principal amount of Three Million US Dollars (US$3,000,000) in the form attached hereto as Exhibit S (the “Fixed Payment Note”).  If the Fixed Payment Note is issued, the principal amount of the Fixed Payment Note shall bear interest at the rate of five percent (5%) per annum beginning on January 1, 2013.  The principal and interest under the Fixed Payment Note shall be due and payable on November 9, 2013 (the “Second Anniversary”), but may be paid in advance by ITCP without penalty.

(iv) Whether or not ITCP and IPC Cayman determine to terminate the Option and make the payments and deliveries set forth in Section 5(c)(i) or 5(c)(ii), ITCP shall deliver to the Escrow Agent, not later than 135 days after the Second Anniversary, an amount (the “Adjustable Amount”) equivalent to the amount that would be received in excess of Three Million US Dollars (US$3,000,000), if any, upon a sale of the Shaldieli Shares by IPC Cayman at the average closing price of the shares of Shaldieli during the 120 day period beginning on the Second Anniversary and the pre-tax proceeds from such sale, whether or not such sale is made, exceed or would exceed, Three Million US Dollars (US$3,000,000) but do not exceed Six Million Dollars (US$6,000,000) and if the pre-tax proceeds exceed Six Million Dollars (US$6,000,000) they shall be deemed to be no more than Six Million Dollars (US$6,000,000).  For purposes of this Amended and Restated Settlement Agreement, the “Shaldieli Shares” shall mean six million six hundred sixty-six thousand six hundred sixty-six (6,666,666) ordinary shares of Shaldieli (subject to adjustment for any recapitalization, reclassification, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off or other transaction that affects the ordinary shares of Shaldieli).  Solely to the extent that the source of the funds used to pay the Adjustable Amount is the actual (as opposed to assumed) sale of Shaldieli Shares, the portion of the Adjustable Amount so obtained shall be calculated net of all customary taxes, expenses and fees actually paid or required to be withheld by IPC Cayman with respect to the sale or transfer of such Shaldieli Shares (including without limitation any customary brokerage commissions to unrelated third parties, capital gains, income or withholding taxes, except to the extent of any payment to affiliates).  For the sake of clarity, the Parties hereby acknowledge that the purpose of this clause (iv) is to provide BCI with the value of the Shaldieli Shares which exceeds Three Million US Dollars (US$3,000,000) but does not exceed Six Million Dollars (US$6,000,000), subject to the additional adjustments described in the preceding sentence.

(v) The Bontan Parties acknowledge that pursuant to Section 5(a)(8) of the Petroleum Regulations (Transfer of Petroleum Rights), 2011 (the "Transfer Regulations"), a transfer by the Bontan Parties of their indirect interest in the Licenses may not be permitted prior to discovery in the area covered by the License if the Bontan Parties were to receive more than two times their real expenses in the purchase of the Bontan IPC Cayman Shares and any other capital contributions to IPC Cayman (the “Distribution Limitation”). Accordingly, the Bontan Parties agree that, notwithstanding the terms of Sections 5(c)(i) to 5(c)(iv), ITCP and IPC Cayman shall pay any amounts due thereunder to the Escrow Agent for the benefit of BCI and such amounts shall be released by the Escrow Agent in accordance with the instructions provided in the New Escrow Agreement.

(vi) The IPC Parties represent and warrant that the ordinary shares of IPC Cayman being issued to investors (a) concurrently with the closing of the Transactions and (b) upon the exercise of warrants issued to such investors, which warrants are exercisable at a price per share equal to that paid by the investors for their purchase of shares on the date hereof, exercisable within five (5) years after November 9, 2013 (subject to certain exceptions under which the warrants may be exercised at such cash price prior thereto), are identical in all respects, including, without limitation, priority or preferences in distributions of dividends or of proceeds in change of control or like transactions to those of the ordinary shares of IPC Cayman held by ITCP and its affiliates and ordinary shares of IPC Cayman which may be issued to BCI upon exercise of the Option.  IPC Cayman agrees that, prior to the earlier of the exercise of the

Option and the termination or expiration of the Option, it will not issue any equity securities of IPC Cayman (and any derivative securities issued shall not be exercisable, whether before or after the exercise of the Option, for any equity securities of IPC Cayman) that will not be identical or would have priority or preferences in distributions of dividends or of proceeds in change of control or similar transactions to those of the ordinary shares of IPC Cayman which may be issued to BCI upon exercise of the Option, and IPC Cayman will not take any other action which would result in BCI receiving ownership of less than 49.27% of the share capital of IPC Cayman upon the exercise of the Option, on a fully diluted basis, giving effect to all derivative securities issued prior to or concurrently with the exercise of the Option (whether or not exercisable or convertible prior to the exercise of the Option).   After the exercise of the Option, it is agreed that IPC Cayman will fulfill its obligations to BCI in the same manner in which it fulfills them towards the Investors, such as by offering BCI preemptive rights of the same tenor and in the same manner offered to the investors under the Shareholders Agreement (which BCI has read and understood), provided, however, that BCI acknowledges the rights granted to it under the BCI Side Letter (as defined below).

(vii) If BCI exercises the Option in accordance with its terms, then ITCP and IPC Cayman shall (i) cause management of IPC Cayman to attend a meeting with representatives of BCI during the 30 days thereafter to discuss IPC Cayman's business plan, budget and financial results and (ii) convene a meeting of the shareholders of IPC Cayman within 90 days thereafter. In addition, IPC Cayman shall deliver to BCI a side letter in the form attached hereto as Exhibit T providing for certain consent rights upon the exercise of the Option (the "BCI Side Letter") and take such action as is necessary to assure that the price paid to exercise the Option and purchase the fully paid, non-assessable ordinary shares shall not exceed Five Thousand Dollars (US$5,000), including, without limitation, adjusting the par value of the ordinary shares.

(d) Share Repurchase/Cancellation.  Simultaneously with the execution and delivery of the Original Settlement Agreement, IOGC delivered to the Escrow Agent (i) a duly executed copy of the Repurchase Agreement in the form attached hereto as Exhibit L-1 (the “IOGC Repurchase Agreement”) pursuant to which IOGC shall surrender the Bontan IPC Cayman Shares to IPC Cayman for repurchase for cancellation (the “Repurchase”) and (ii) an Irrevocable Proxy attached hereto as Exhibit L-2 (the “IOGC Irrevocable Proxy”), pursuant to which IOGC will grant an irrevocable proxy to ITCP with respect to IOGC's interests in IPC Cayman solely with respect to approval of the repurchase for cancellation of the Bontan IPC Cayman Shares by IPC Cayman, including the approval of amendments to IPC Cayman’s articles of association, required to be obtained from the shareholders of IPC Cayman in order to consummate the Repurchase and cancellation.  On the date hereof, BCI is reexecuting the Repurchase Agreement and the IOGC Irrevocable Proxy such that it shall be a party to the Repurchase Agreement and IOGC Irrevocable Proxy in place of IOGC (the “BCI Repurchase Agreement” and the “BCI Irrevocable Proxy” respectively).  At the Closing, the IOGC Repurchase Agreement and the IOGC Irrevocable Proxy shall terminate automatically and the Escrow Agent shall release the IOGC Repurchase Agreement and the IOGC Irrevocable Proxy to BCI for destruction.  At the closing BCI shall deliver to IPC Cayman the BCI Repurchase Agreement and the BCI Irrevocable Proxy and BCI shall be deemed to have delivered the Bontan IPC Cayman Shares to IPC Cayman in accordance with the terms of the Repurchase Agreement and IPC Cayman may cancel such Bontan IPC Cayman Shares as of the Closing.  The repurchase for cancellation contemplated by this Section 5(c) and the Repurchase Agreement shall not require the payment of any additional consideration by the IPC Parties or any of their affiliates. BCI hereby acknowledges and agrees that, following the Closing, it shall have no rights or interests with respect to the Bontan IPC Cayman Shares or any other interests or rights in the share capital of IPC Cayman or other rights or interests in IPC Cayman with respect to its investment in IPC Cayman, irrespective of whether or not the Bontan IPC Cayman Shares have indeed been cancelled and/or extinguished on the share registry of IPC Cayman, except for the Option and security interest under the Equitable Mortgage contemplated hereby and any shares underlying or issued thereunder.

(e) Mutual Release.  Simultaneously with the execution and delivery of the Original Settlement Agreement, each of the Parties, as well as Kam Shah, Terence Robinson, Yaron Yeini, Shaldieli Ltd., Upswing Capital Ltd. and Asia Development (A.D.B.M.) Ltd. executed and delivered to the Escrow Agent, to be released by the Escrow Agent at Closing to the others executing it, counterparts of a mutual release, the form of which is attached hereto as Exhibit M (the “Mutual Release”).  The Mutual Release will be effective upon the Closing.  In addition, each of the Parties, as well as Kam Shah and Terence Robinson, have executed an Affirmation of Release which will be released to the Parties and be effective upon the Closing.

(f) Indemnification of BCI.  From and after the Closing, each of the IPC Parties and TCP shall, jointly and severally, indemnify BCI and its respective affiliates and their respective officers, directors, employees, consultants, agents and successors (each, a “Bontan Indemnified Person”) from and against all liabilities, losses, damages, claims, costs and expenses, interests, awards, judgments, fines, amounts paid in settlement, and penalties suffered or incurred by them (including, in each case, attorneys’ and experts’ fees and expenses) (together "Claims"), incurred or suffered by any Bontan Indemnified Person as a result of any activity of IPC Cayman or its affiliates involving financial liabilities or obligations with respect to the Licenses and Permit or otherwise relating to IOGC’s ownership interest in IPC Cayman, whether related to an event arising prior to or following the Closing, including any Action asserted against BCI, and for any breach of any representation or warranty in Section 7 of this Amended and Restated Settlement Agreement or any breach of or default under any covenant or obligation of the IPC Parties, Cooper or TCP set forth in the Original Settlement Agreement, prior to the date hereof, or this Amended and Restated Settlement Agreement or any of the other Transaction Documents.  For the avoidance of doubt, the Bontan Indemnified Persons shall not be entitled to any indemnification whatsoever, except in the event of a breach of Section 4(b)(ii), for any Claims initiated by their shareholders, past or present, or by another Bontan Indemnified Person or any of their affiliates or the breach of any provision of the Original Settlement Agreement, prior to the date hereof, of this Amended and Restated Settlement Agreement or the documents delivered pursuant hereto by any of the Bontan Parties.

(g) Indemnification of IPC Parties.  From and after the Closing, BCI shall indemnify each of the IPC Parties, TCP, IPC Israel and Cooper and their respective affiliates and their respective officers, directors, employees, consultants, agents, and successors (each, an “IPC Indemnified Person”) from and against all Claims incurred or suffered by any IPC Indemnified Person as a result of, any claim, allegation or action initiated or prosecuted by any affiliate, shareholder, employee, agent, or consultant (which shall include Terence Robinson and any and all members of his family and their respective affiliates) of BCI or by any other person or entity in connection with BCI’s direct or indirect ownership interest in IPC Cayman, or any purchase, sale or other transaction with respect to the securities of BCI or the transactions contemplated by this Amended and Restated Settlement Agreement, whether arising prior to or following the Closing, including any Action asserted against the IPC Parties, TCP, IPC Israel or Cooper, and for any breach of any representation or warranty in Section 6 of this Amended and Restated Settlement Agreement or any breach of or default under any covenant or obligation of any of the Bontan Parties set forth in the Original Settlement Agreement, prior to the date hereof, or this Amended and Restated Settlement Agreement or any of the other Transaction Documents. For the avoidance of doubt, the IPC Indemnified Persons shall not be entitled to any indemnification whatsoever, except in the event of a breach of Section 4(b)(ii), for any Claims initiated by their shareholders, past or present, or by another IPC Indemnified Person or any of their affiliates or the breach of any provision of the Original Settlement Agreement, prior to the date hereof, or this Amended and Restated Settlement Agreement or the documents delivered pursuant hereto by any of the IPC Parties, TCP, IPC Israel or Cooper, or to any claims made in connection with BCI’s ownership of shares of IPC upon the exercise of the Option or upon the exercise of remedies provided for by the Equitable Mortgage.

(h) Audit.  BCI represents that it does not presently have, nor anticipate, a need to obtain from IPC, or its affiliates, any further financial records, information, or reports and agrees that from the date of signing of the Original Settlement Agreement and going forward, it will not request such information or request to audit records, or seek to continue any existing audits, of IPC or its affiliates and will not otherwise be entitled to such information nor be entitled to audit records of IPC or its affiliates. The foregoing shall not affect the rights of BCI as a shareholder of IPC upon the exercise of the Option or upon the exercise of remedies provided for by the Equitable Mortgage.

(i) Security; Guarantee.

(i) In connection with the promise to pay the Adjustable Amount in accordance with Section 5(c)(iv), on or before December 31, 2012, TCP (or the then current holder of the TCP ORI) shall deposit with the Escrow Agent an ORI with an ORI Percentage of 15.0% (the “Security ORI”), subject to the terms and conditions of Section 10, which shall serve as additional security to secure ITCP’s obligations under the Fixed Payment Note and the obligation to pay the Adjustable Amount, as further set forth herein and in the Security Agreement attached hereto as Exhibit U (the “Security Agreement”).

(ii) As additional security for the payment of the Fixed Payment Note and the Adjustable Amount, IPC Cayman agrees to unconditionally guarantee to BCI the full payment of the Fixed Payment Note and the Adjustable Amount, subject to BCI first giving notice of default to ITCP and 30 days to cure, in the form attached hereto as Exhibit V (the "Guarantee").

(iii) If at any time following the Closing, ITCP or any designee, successor in interest or transferees of ITCP's interest in IPC Cayman receives any distribution from IPC Cayman out of proceeds received from the sale of shares of Shaldieli by IPC Cayman, then ITCP shall, within ten (10) Business Days after ITCP’s receipt of such proceeds, prepay or, in the case of the Adjustable Amount, pay seventy-five percent (75%) of the amounts outstanding under the Fixed Payment Note and amounts that would be due under Section 5(c)(iv) hereof as though the first shares of Shaldieli sold by IPC Cayman were the shares referred to in said Section 5(c)(iv).

(iv) In the event that ITCP issues the Fixed Payment Note, the obligations of ITCP thereunder shall also be secured by shares of IPC Cayman held by ITCP as more fully set forth in the equitable mortgage in the form attached hereto as Exhibit W (the “Equitable Mortgage”), which Equitable Mortgage shall be delivered to BCI together with the Fixed Payment Note.

6. Representations and Warranties of BCI

BCI hereby represents and warrants to the IPC Parties, TCP and Cooper as of the date of the Original Settlement Agreement, as of the Amendment Date and as of the Closing as follows (provided, that any representation regarding IOGC shall be made only as of the date of the Original Settlement Agreement and any representation by BCI made with respect to itself with respect to the period between the date of the Original Settlement Agreement and the Amendment Date shall also be deemed to be made with respect to IOGC while it was in existence during said time):

(a) Each of the Bontan Parties is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation and has the requisite company power and authority to enter into the Original Settlement Agreement and this Amended and Restated Settlement Agreement and the other Transaction Documents, to perform its obligations hereunder and thereunder and to consummate the Transactions.

(b) The execution and delivery of the Original Settlement Agreement and this Amended and Restated Settlement Agreement and the other Transaction Documents and the performance by the Bontan Parties of their obligations hereunder and thereunder have been duly authorized by all necessary action by the Bontan Parties, and no other proceeding is necessary for the execution and delivery of the Original Settlement Agreement and this Amended and Restated Settlement Agreement and the other Transaction Documents, the performance by the Bontan Parties of their respective obligations hereunder and thereunder and the consummation by the Bontan Parties of the transactions contemplated hereby and thereby.  The resolutions of the board of directors of each of the Bontan Parties authorizing the execution and delivery of the Original Settlement Agreement and this Amended and Restated Settlement Agreement and the other Transaction Documents and the performance by each such Bontan Party of its obligations thereunder and the resolutions of the board of directors of each of the Bontan Parties authorizing the execution and delivery of this Amended and Restated Settlement Agreement and the other Amended Transaction Documents and the performance by each such Bontan Party of its obligations hereunder and thereunder, certified as true and correct by an officer thereof, are attached hereto as Exhibit N-1 and X-1, respectively, and such resolutions have not been modified or rescinded since the date of their approval.

(c) The Original Settlement Agreement and this Amended and Restated Settlement Agreement have been duly and validly executed and delivered by each of the Bontan Parties, and upon the execution and delivery by each of the IPC Parties, Cooper and TCP, and each of the other Transaction Documents (to the extent such Bontan Party is a party thereto), when executed and delivered by the Bontan Parties and the other parties thereto constituted and will constitute, as applicable, the legal, valid and binding obligation of each of the Bontan Parties, enforceable against each of the Bontan Parties in accordance with its terms, except to the extent that such validity, binding effect and enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium and other laws affecting creditors’ rights generally.

(d) The execution and delivery by any of the Bontan Parties of the Original Settlement Agreement or this Amended and Restated Settlement Agreement and the other Transaction Documents to be executed and delivered by it in connection with the Original Settlement Agreement or this Amended and Restated Settlement Agreement and the other Transaction Documents, nor the consummation of the Transactions and the performance of their respective obligations hereunder and thereunder, did not and will not (i) conflict with, or result in a breach of any provision of, the organizational documents of any of the Bontan Parties; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default) under any of the terms, conditions or provisions of (A) any contract to which any of the Bontan Parties is a party or to which any of its respective properties or assets may be bound which, if so affected, would either have a material adverse effect on or be reasonably likely to prevent the consummation of the Transactions or performance of the obligations of the Bontan Parties under the Original Settlement Agreement or this Amended and Restated Settlement Agreement or the other Transaction Documents or (B) to the knowledge of the Bontan Parties, any permit, registration, approval, license or other authorization or filing to which any of the Bontan Parties is subject or to which any of its properties or assets may be subject; (iii) require any action, consent or approval of any governmental authority or non-governmental third party other than Regulatory Approvals (as defined below) or as otherwise contemplated hereby; or (iv) violate any order, writ or injunction, or any material decree, or law applicable to any of the Bontan Parties or any of their businesses, properties or assets.

(e) As of the Amendment Date, BCI owns all right, title and interest (legal and beneficial) in and to the Bontan IPC Cayman Shares, free and clear of all liens, other than any claim asserted by the IPC Parties, Cooper, TCP and IPC Israel, which it disputes.  Subject to the foregoing, upon repurchase of the Transferred Interests pursuant to the BCI Repurchase Agreement, IPC Cayman will acquire good title to the Transferred Interests, free and clear of any claim of any party or any governmental authority, claiming through BCI or its affiliates.

(f) Other than the Actions, there is no claim, action, suit, inquiry, summons, indictment, proceeding, litigation, hearing, audit, examination, review or investigation by, on behalf of or before any governmental authority, or any other arbitration, mediation or similar proceeding (each, an "Litigation") pending, or to the knowledge of any of the Bontan Parties, threatened against any Bontan Party in respect of the Licenses, the Permit or the Agreements or the transactions contemplated by the Original Settlement Agreement or this Amended and Restated Settlement Agreement. There is no Litigation pending or, to the knowledge of the Bontan Parties, threatened seeking to prevent, hinder, modify, delay or challenge the Transactions. There is no judgment, decree or order pending or, to the knowledge of the Bontan Parties, threatened against any of the Bontan Parties that could prevent, enjoin or delay any of the Transactions contemplated by this Amended and Restated Settlement Agreement or any of the other Transaction Documents or materially alter any of the terms thereof.

(g) The Bontan Parties are the sole owners of the rights of the Bontan Parties asserted in the Actions and have not assigned to any other person or entity any such rights or claims.

(h) No broker, investment banker, financial advisor or other person or entity is entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with the transactions contemplated by this Amended and Restated Settlement Agreement.

(i) The Bontan Parties have made their own independent investigation, analysis and evaluation of the Licenses and Permit and the Transactions.  The Bontan Parties have not relied and will not rely on any representation made by the IPC Parties other than those expressly set forth in this Amended and Restated Settlement Agreement and the information described in Section 7(h) and Schedule A to Exhibit G.  THE BONTAN PARTIES MAKE NO WARRANTY OR REPRESENTATION, EXPRESS, STATUTORY OR IMPLIED, AS TO (i) THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY DATA, INFORMATION OR RECORDS FURNISHED TO THE IPC PARTIES, TCP OR COOPER IN CONNECTION WITH THE LICENSES AND PERMIT OR THE EXPLORATION OR DEVELOPMENT THEREOF; (ii) THE PRESENCE, QUALITY AND QUANTITY OF HYDROCARBON RESERVES (IF ANY) ATTRIBUTABLE TO THE LICENSES AND PERMIT, INCLUDING WITHOUT LIMITATION SEISMIC DATA AND ANY INTERPRETATION AND OTHER ANALYSIS THEREOF; (iii) THE ABILITY OF THE LICENSES AND PERMIT TO PRODUCE HYDROCARBONS, INCLUDING WITHOUT LIMITATION PRODUCTION RATES, DECLINE RATES AND RECOMPLETION OPPORTUNITIES; (iv) REGULATORY MATTERS; (v) THE PRESENT OR FUTURE VALUE OF THE BONTAN IPC CAYMAN SHARES OR THE ANTICIPATED INCOME, COSTS OR PROFITS, IF ANY, TO BE DERIVED FROM THE LICENSES AND PERMIT; (vi) ANY PROJECTIONS AS TO EVENTS THAT MIGHT OR MIGHT NOT OCCUR; (vii) THE TAX CONSEQUENCES OF THE TRANSACTIONS CONTEMPLATED BY THIS AMENDED AND RESTATED SETTLEMENT AGREEMENT, (viii) ANY OTHER MATTERS CONTAINED IN OR OMITTED FROM ANY INFORMATION OR MATERIAL FURNISHED TO THE IPC PARTIES BY THE BONTAN PARTIES; AND (ix) EXCEPT AS SET FORTH ABOVE, THE COMPLETENESS OR ACCURACY OF THE INFORMATION CONTAINED IN ANY EXHIBIT HERETO OR INFORMATION FURNISHED TO THE IPC PARTIES.  ANY DATA, INFORMATION OR OTHER RECORDS FURNISHED BY THE BONTAN PARTIES ARE PROVIDED TO THE IPC PARTIES AS A CONVENIENCE AND THE IPC PARTIES’ RELIANCE ON OR USE OF THE SAME IS AT THEIR SOLE RISK.  THE IPC PARTIES SHALL INDEMNIFY THE BONTAN PARTIES AGAINST ANY LOSS, COST, ACTION OR CLAIM OF ANY PARTY BASED ON PURPORTED RELIANCE ON SUCH DATA, INFORMATION OR RECORDS.

(j) Except as expressly set forth in this Amended and Restated Settlement Agreement, BCI disclaims all liability and responsibility for any representation, warranty, statement or communication (orally or in writing) to the IPC Parties, TCP or Cooper, including any information contained in any opinion, information or advice that may have been provided to the IPC Parties, TCP or Cooper by any employee, officer, director, agent, consultant, engineer or engineering firm, representative, partner, member, beneficiary, owner or contractor of the Bontan Parties wherever and however made, including those made in any data room or internet site and any supplements or amendments thereto or during any negotiations with respect to this Amended and Restated Settlement Agreement or any confidentiality agreement previously executed by the Parties with respect to the Licenses and Permit.

(k) Within 2 Business Days prior to the date of the Original Settlement Agreement, the Bontan Parties provided to the IPC Parties copies of all written communications with all governmental and regulatory agencies or authorities with respect to any of the IPC Parties and their representatives and agents, or with respect to the Licenses or Permit, whether direct or indirect (including by way of Bontan Parties’ officers, consultants, legal counsel or any other representative of the Bontan Parties) (“IPC-Related Communications”), and apart from such communications, there have been no other IPC-Related Communications.

(l) As of the Amendment Date, BCI does not have any actual knowledge of any violation of the representations, warranties or covenants hereunder by any of the IPC Parties, TCP or Cooper or any of their affiliates other than its claim, which the IPC Parties deny and which claim BCI waives, that the IPC Parties failed to apply to the Commissioner (as defined below) for approval at the time required.  BCI represents and warrants to the IPC Parties, TCP and Cooper, as of the Amendment Date, that, to its knowledge, there has been no breach of any representation, warranty or covenant under the Original Settlement Agreement by any of the Bontan Parties or any of their affiliates.

7. Representations and Warranties of the IPC Parties

The IPC Parties hereby, jointly and severally, represent and warrant to BCI as of the date of the Original Settlement Agreement, as of the Amendment Date and as of the Closing as follows:

(a) Each of the IPC Parties and TCP is duly organized, validly existing and in good standing (meaning that it is current in its payment of statutory dues and filing of required periodic reports, and is authorized to transact business, whether or not its jurisdiction of formation issues certificates of good standing), under the laws of its jurisdiction of formation and has the requisite company power and authority to enter into the Original Settlement Agreement and this Amended and Restated Settlement Agreement and the other Transaction Documents, to perform its obligations hereunder and thereunder and to consummate the Transactions.

(b) The execution and delivery of the Original Settlement Agreement and this Amended and Restated Settlement Agreement and the other Transaction Documents and the performance by the IPC Parties, Cooper and TCP of their obligations hereunder and thereunder have been duly authorized by all necessary action by the IPC Parties, Cooper and TCP, respectively, and no other proceeding is necessary for the execution and delivery of the Original

Settlement Agreement and this Amended and Restated Settlement Agreement and the other Transaction Documents by the IPC Parties, Cooper and TCP, the performance by the IPC Parties, Cooper and TCP of their obligations hereunder and thereunder and the consummation by the IPC Parties, Cooper and TCP of the transactions contemplated hereby and thereby other than the amendment to the articles of association of IPC Cayman to allow for the transactions contemplated by the BCI Repurchase Agreement.  The resolutions of the board of directors or other governing body of each of the IPC Parties and TCP authorizing the execution and delivery of the Original Settlement Agreement and the other Transaction Documents and the performance by each such Party of its obligations hereunder and thereunder and the resolutions of the board of directors or other governing body of each of the IPC Parties and TCP authorizing the execution and delivery of this Amended and Restated Settlement Agreement and the other Transaction Documents and the performance by each such Party of its obligations hereunder and thereunder, certified as true and correct by an officer thereof, are attached hereto as Exhibit N-2 and X-2, respectively, and such resolutions have not been modified or rescinded since the date of their approval.

(c) The Original Settlement Agreement and this Amended and Restated Settlement Agreement have been duly and validly executed and delivered by each of the IPC Parties, Cooper and TCP, and upon the execution and delivery by each of the Bontan Parties, and each of the other Transaction Documents (to the extent any IPC Party, Cooper or TCP is a party thereto), when executed and delivered by such IPC Party, Cooper or TCP and the other parties thereto constituted and will constitute, as applicable, the legal, valid and binding obligation of each of the IPC Parties, Cooper and TCP, respectively, enforceable against each of the IPC Parties, Cooper and TCP in accordance with their terms, except to the extent that such validity, binding effect and enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium and other laws affecting creditors’ rights generally.

(d) The execution or delivery by any of the IPC Parties, TCP or Cooper of the Original Settlement Agreement or this Amended and Restated Settlement Agreement and the other Transaction Documents to be executed and delivered by them in connection with this Settlement Agreement, nor the consummation of the Transactions and the performance of their respective obligations hereunder and thereunder, did not and will not (i) conflict with, or result in a breach of any provision of, the organizational documents of any of the IPC Parties or TCP; (ii) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default) under any of the terms, conditions or provisions of (A) any contract to which any of the IPC Parties, TCP or Cooper is a party or to which any of their respective properties or assets may be bound which, if so affected, would either have a material adverse effect or be reasonably likely to prevent the consummation of the Transactions or performance of the obligations of the IPC Parties, TCP and Cooper under the Original Settlement Agreements or this Amended and Restated Settlement Agreement or the other Transaction Documents or (B) any permit, registration, approval, license or other authorization or filing to which any of the IPC Parties, TCP or Cooper is subject or to which any of their properties or assets may be subject; (iii) require any action, consent or approval of any governmental authority or non-governmental third party other than the Regulatory Approvals; or (iv) violate any order, writ or injunction, or any material decree, or law applicable to any of the IPC Parties, TCP or Cooper or any of their businesses, properties or assets.

(e) Other than the Actions, there is no Litigation pending, or to the knowledge of any of the IPC Parties, TCP or Cooper threatened against any IPC Party, TCP or Cooper in respect of the Licenses, the Permit or the Agreements. There is no Litigation pending or, to the knowledge of the IPC Parties, threatened seeking to prevent, hinder, modify, delay or challenge the Transactions. There is no judgment, decree or order pending or, to the knowledge of the IPC Parties, TCP or Cooper, threatened against any of the IPC Parties, TCP or Cooper that could prevent, enjoin or delay any of the Transactions contemplated by this Amended and Restated Settlement Agreement or any of the other Transaction Documents or materially alter any of the terms thereof.

(f) The IPC Parties, TCP and Cooper, respectively, are the sole owners of the rights of the IPC Parties, TCP and Cooper respectively asserted in the Actions and have not assigned to any other person or entity any such rights or claims. TCP is the sole owner of the TCP ORI (as defined below) free and clear of all liens.  BCI will, subject to the Commissioner’s approval procedures, acquire good title to the ORI, free and clear of any claim of any party or any governmental authority, claiming through the IPC Parties or TCP or receive the equivalent economic benefit of the ORI.

(g) No broker, investment banker, financial advisor or other person or entity is entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with the Transactions.

(h) Prior to the date of the Original Settlement Agreement, ITCP has provided to BCI and its representatives, employees, consultants, independent contractors, attorneys and other advisors access to (i) all technical data relating to the Licenses and Permit in the possession or control of the IPC Parties or Cooper for inspection, and (ii) any material reserve reports prepared by or for the IPC Parties.

(i) Except as expressly set forth in the Original Settlement Agreement and this Amended and Restated Settlement Agreement, the IPC Parties disclaim all liability and responsibility for any representation, warranty, statement or communication (orally or in writing) to the Bontan Parties, including any information contained in any opinion, information or advice that may have been provided to the Bontan Parties by any employee, officer, director, agent, consultant, engineer or engineering firm, representative, partner, member, beneficiary, owner or contractor of the IPC Parties wherever and however made, including those made in any data room or internet site and any supplements or amendments thereto or during any negotiations with respect to this Amended and Restated Settlement Agreement or any confidentiality agreement previously executed by the Parties with respect to the Licenses and Permit.

(j) THE IPC PARTIES MAKE NO WARRANTY OR REPRESENTATION, EXPRESS, STATUTORY OR IMPLIED, AS TO (i) THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY DATA, INFORMATION OR RECORDS FURNISHED TO THE BONTAN PARTIES IN CONNECTION WITH THE LICENSES AND PERMIT OR THE EXPLORATION OR DEVELOPMENT THEREOF; (ii) THE PRESENCE, QUALITY AND QUANTITY OF HYDROCARBON RESERVES (IF ANY) ATTRIBUTABLE TO THE LICENSES AND PERMIT, INCLUDING WITHOUT LIMITATION SEISMIC DATA AND ANY INTERPRETATION AND OTHER ANALYSIS THEREOF; (iii) THE ABILITY OF THE

LICENSES AND PERMIT TO PRODUCE HYDROCARBONS, INCLUDING WITHOUT LIMITATION PRODUCTION RATES, DECLINE RATES AND RECOMPLETION OPPORTUNITIES; (iv) REGULATORY MATTERS; (v) THE PRESENT OR FUTURE VALUE OF THE ANTICIPATED INCOME, COSTS OR PROFITS, IF ANY, TO BE DERIVED FROM THE LICENSES AND PERMIT; (vi) ANY PROJECTIONS AS TO EVENTS THAT MIGHT OR MIGHT NOT OCCUR; (vii) THE TAX CONSEQUENCES OF THE TRANSACTIONS CONTEMPLATED BY THIS AMENDED AND RESTATED SETTLEMENT AGREEMENT, (viii) ANY OTHER MATTERS CONTAINED IN OR OMITTED FROM ANY INFORMATION OR MATERIAL FURNISHED TO BONTAN PARTIES BY THE IPC PARTIES; AND (ix) THE COMPLETENESS OR ACCURACY OF THE INFORMATION CONTAINED IN ANY EXHIBIT HERETO OR INFORMATION FURNISHED TO THE BONTAN PARTIES.  ANY DATA, INFORMATION OR OTHER RECORDS FURNISHED BY THE IPC PARTIES ARE PROVIDED TO THE BONTAN PARTIES AS A CONVENIENCE AND THE BONTAN PARTIES’ RELIANCE ON OR USE OF THE SAME IS AT THEIR SOLE RISK.  BCI SHALL INDEMNIFY THE IPC PARTIES AGAINST ANY LOSS, COST, ACTION OR CLAIM OF ANY PARTY BASED ON PURPORTED RELIANCE ON SUCH DATA, INFORMATION OR RECORDS.

(k) Within 2 Business Days before the execution of the Original Settlement Agreement, the IPC Parties, Cooper and TCP provided to the Bontan Parties, copies of all written communications (and the content thereof, to the extent reasonably available) with all governmental and regulatory agencies or authorities with respect to any of the Bontan Parties and their representatives and agents, whether direct or indirect (including by way of IPC Parties’ or Cooper’s officers, consultants, legal counsel or any other representative of the IPC Parties) (“Bontan-Related Communications”), and apart from such specified communications, there have been no other Bontan-Related Communications.

(l) The IPC Parties, TCP and Cooper represent and warrant to BCI, as of the Amendment Date, that, to their knowledge, there has been no breach of any representation, warranty or covenant under the Original Settlement Agreement by any of them or any of their affiliates.  As of the Amendment Date, none of the IPC Parties, TCP or Cooper have any actual knowledge of any violation of the representations, warranties or covenants hereunder by the Bontan Parties or any of their affiliates.

8. Covenants

(a) Except with respect to the shares underlying the Option following the exercise of the Option and any shares acquired upon exercise of rights under the Security Agreement, or Equitable Mortgage, following such exercise and any rights (including preemptive rights) associated therewith, BCI agrees that, for a period of five years from the date of the Closing, BCI will not, and it will take all actions necessary to ensure that none of its affiliates or their respective officers, directors or consultants, nor Current Capital Corp., Terence Robinson and John Robinson, any members of their immediate family or any companies affiliated with any of them, will directly or indirectly, without the prior written consent of the board of directors of Shaldieli or any successor or publicly traded alternative to Shaldieli which IPC Cayman controls (including Shaldieli, the "IPC Public Entity") do not:

(i) acquire or offer or agree to acquire, directly or indirectly, by purchase or otherwise (a) any securities of the IPC Public Entity (each an “IPC Public Entity Security”), (b) any option, warrant, convertible security, unit appreciation right or other right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to an IPC Public Entity Security or with a value derived from an IPC Public Entity Security, whether or not such instrument or right shall be subject to settlement with an IPC Public Entity Security (an “IPC Derivative Instrument”), (c) any short interest in an IPC Public Entity Security whereby a Bontan Party or any of its affiliates, including without limitation Terence Robinson or members of his family directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from a decrease in the value of an IPC Public Entity Security, (d) any rights to distributions on an IPC Public Entity Security that are separated or separable from such IPC Public Entity Security and (e) any performance-related payments based on any increase or decrease in the value of an IPC Public Entity Security or any IPC Derivative Instruments (the foregoing shall not affect ownership or sale of the ORI);

(ii) make, or in any way participate, directly or indirectly, in any solicitation of proxies to vote, or seek to advise or influence any person or entity with respect to the voting of any securities of the IPC Public Entity;

(iii) make any public announcement with respect to any transaction or proposed or contemplated transaction between the IPC Public Entity or any of its security holders and any of the Bontan Parties or any of their affiliates, including, without limitation, any tender or exchange offer, merger or other business combination or acquisition of a material portion of the assets of the IPC Public Entity, except with respect to the transactions contemplated hereby and as required by law;

(iv) disclose any intention, plan or arrangement regarding any of the matters referred to in clauses (i), (ii) or (iii);

(v) except as required by securities laws, rules or regulations, make any IPC-Related Communications; or

(vi) acquire any interests, directly or indirectly, in the Licenses, including in any of the entities holding, directly or indirectly, interests in the Licenses.

The foregoing shall not limit BCI’s activities as a shareholder of IPC Cayman in any way whatsoever should it become a shareholder by exercise of the Option or its rights under the Security Agreement or the Equitable Mortgage.

The foregoing shall also not apply if any of the foregoing activities is contemplated under the New Escrow Agreement as determined by an Umpire (as specified therein).

(b) Each of the IPC Parties, Cooper and TCP agrees that, for a period of five years from the date of the Closing, neither such IPC Party, Cooper, TCP nor any of their affiliates will, directly or indirectly, without the prior written consent of the board of directors of BCI or any successor or publicly traded alternative to BCI which BCI controls (including BCI, the "Bontan Public Entity"):

(i) acquire or offer or agree to acquire, directly or indirectly, by purchase or otherwise (a) any securities of the Bontan Public Entity (each a “Bontan Public Entity Security”), (b) any option, warrant, convertible security, unit appreciation right or other right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to a Bontan Public Entity Security or with a value derived from a Bontan Public Entity Security, whether or not such instrument or right shall be subject to settlement with a Bontan Public Entity Security (a “Bontan Derivative Instrument”), (c) any short interest in a Bontan Public Entity Security whereby any IPC Party or ITCP or Cooper or any member of his family or any of such person’s affiliates, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from a decrease in the value of a Bontan Public Entity Security, (d) any rights to distributions on a Bontan Public Entity Security that are separated or separable from such Bontan Public Entity Security and (e) any performance-related payments based on any increase or decrease in the value of a Bontan Public Entity Security or any Bontan Derivative Instruments;

(ii) make, or in any way participate, directly or indirectly, in any solicitation of proxies to vote, or seek to advise or influence any person or entity with respect to the voting of any securities of the Bontan Public Entity;

(iii) make any public announcement with respect to any transaction or proposed or contemplated transaction between the Bontan Public Entity or any of its security holders and any of the IPC Parties, Cooper, TPC and IPC Israel or any of their affiliates, including, without limitation, any tender or exchange offer, merger or other business combination or acquisition of a material portion of the assets of the Bontan Public Entity, except with respect to the transactions contemplated hereby and as required by law;

(iv) disclose any intention, plan or arrangement regarding any of the matters referred to in clauses (i), (ii) or (iii); or

(v) except as required by securities laws, rules or regulations, make any Bontan-Related Communications.

Notwithstanding the above, the term "indirectly" as used in this Section 8 shall not include an investment by a Party in a mutual or hedge fund or other investment company which manages assets at least $1 billion and in which the Party holds less than half of one percent (0.5%) of the assets managed by said fund or investment company, provided that said fund or investment company does not hold 5% or more of the securities an IPC Party, Shaldieli, or BCI, as the case may be.

(c) The IPC Parties agree to use commercially reasonable best efforts, consistent with the general regulatory approval process, to obtain  approval of the Commissioner for Petroleum at the Israeli Ministry of National Infrastructures (the "Commissioner") with respect, inter alia, to the disposition and cancellation of the Bontan IPC Cayman Shares (the "Regulatory Approval") irrespective of the commercial activities associated with the Licenses and respond promptly to regulatory requests and promptly file necessary applications and amendments, with the goal of obtaining regulatory approval as soon as possible, as well as any required approval for the release of funds payable hereunder to BCI.  The IPC Parties shall deliver to BCI copies of all written correspondence with the Commissioner relating to the Regulatory Approval (except where limited by privilege) when or immediately after such correspondence is delivered to the Commissioner or received by the IPC Parties until the Regulatory Approval is obtained (if obtained) and shall keep BCI and its counsel informed of its efforts and activities in this regard.

(d) If the Option is exercised, the Parties agree that BCI shall become a party to the existing Shareholders Agreement being entered into with the shareholders of IPC Cayman on the date hereof (the “IPC Cayman Shareholders Agreement”) and shall be treated in all respects like other shareholders, with all rights appurtenant as provided under the law of the Cayman Islands, the IPC Cayman Shareholders Agreement and the Articles of Association of IPC Cayman.  Each of ITCP and IPC Cayman agree not to amend the IPC Cayman Shareholders Agreement in any manner that would disproportionately affect the rights of BCI thereunder (upon exercise of the Option in accordance with its terms) in an adverse manner without the prior written consent of BCI prior to the earliest of (x) making the payments to BCI under Section 5(c)(i) or 5(c)(ii) of this Amended and Restated Settlement Agreement, (y) the end of the period during which BCI may exercise the Option in accordance with its terms and (z) the exercise of the Option by BCI.  Furthermore, in the event that BCI exercises the Option, IPC Cayman and ITCP agree to take all actions necessary (with the cooperation of BCI) to provide that, if there has been no distribution as a dividend to shareholders of IPC Cayman of at least $18,000,000 on or before November 9, 2014, then the shareholders shall have the right to appoint two additional directors (in addition to ITCP which is the sole director) one of which shall be appointed by Bontan and the other of which shall be appointed by the other shareholders of IPC Cayman to act for such term required to effect the immediate liquidation of shares of Shaldieli to pay the aforementioned distributions, and no more, and ending within nine months from their appointment.

9. Further Assurances

(a) Following the Closing, the Parties shall execute and deliver any documents and take any actions as may reasonably be requested by any Party in order to effectuate the Transactions.  Without limiting the foregoing, the Parties shall each provide such documentation as shall be required by the Commissioner or other agency or official of the Israeli government.

(b) The IPC Parties shall use their commercially reasonable best efforts to obtain the Regulatory Approval, including with respect to the release of funds to BCI, in a timely manner and shall bear all of the costs of the professional advisors in respect thereto, following the Amendment Date (including those of BCI, subject to the next sentence). BCI shall take all actions reasonably requested by the IPC Parties necessary to obtain the Regulatory Approvals, including participating in and supporting any application of the IPC Parties for any Regulatory Approvals (which shall include any information requested by the Commissioner for purposes of a determination with respect to the aggregate amount of cash which the Bontan Parties may receive as part of the Transactions prior to a commercial discovery pursuant to the Transfer Regulations) and complying with the terms of said Regulatory Approvals, and the execution and delivery of any documents relating thereto as reasonably requested by the IPC Parties (which, subject to the following proviso, shall be deemed to require BCI to provide such consents to any requirements of the Commissioner in respect of the approval which are reasonable or otherwise contemplated by the Commissioner's current regulatory pronouncements); provided, that BCI shall, upon request of

IPC, provide to IPC prior to obtaining any professional advice in connection with an action to be taken by BCI, a price estimate which shall be approved by IPC.

(c) Following the date of the Original Settlement Agreement, the IPC Parties will reasonably cooperate with BCI and provide BCI with any document or information reasonably requested in connection with the latter's effort to obtain a tax withholding exemption from the Israeli Tax Authority, provided that BCI shall bear all costs of the professional advisors in respect thereof.

10. ORI Payment Provisions and Conditions.

(a) For purposes of this Amended and Restated Settlement Agreement, an “ORI” means an overriding royalty interest in the Licenses, in the form attached hereto as Exhibit O-1.  Any ORI to be transferred hereunder shall be assigned by TCP (or the then current holder of TCP’s 0.5% overriding royalty interest in the Licenses registered (or to be registered) with the Commissioner or any successor overriding royalty interest agreement replacing such overriding royalty interest in the licenses to the extent of 0.5% (the “TCP ORI”)).  An “ORI Percentage” is a specified percentage of the TCP ORI (which is calculated with respect to the TCP ORI assuming it were a 1.0% ORI).  The “ORI Settlement Payment” means the payment of an ORI equal to 25.0% of the TCP ORI (which is calculated with respect to the TCP ORI assuming it were a 1.0% ORI).  For the avoidance of doubt, an ORI with an ORI Percentage of 25.0% is 25% of the aggregate ORI of 1.0%, or 50% of the .5% ORI owned by TCP as of the date of the Original Settlement Agreement. It is agreed among all parties to this Amended and Restated Settlement Agreement that (i) the making of the ORI Settlement Payment is made in consideration of BCI ceasing, from the date of the Original Settlement Agreement through the Closing or the termination of this Amended and Restated Settlement Agreement, to take any action to remove ITCP as the manager of IPC Cayman solely as provided in the Original Settlement Agreement and this Amended and Restated Settlement Agreement and (ii) the agreed value of the ORI Settlement Payment is $1,000,000.

(b) In order to effect the ORI Settlement Payment as contemplated in Section 10(a) above, TCP has delivered to BCI transfer instruments with respect thereto, in the form of Exhibit O-2 hereof (the “ORI Settlement Payment Transfer Instrument”).

(c)  In the event that any portion of the TCP ORI that is transferred in accordance with the ORI Settlement Payment Transfer Instrument for whatever reason cannot be registered with the Commissioner in the name of BCI, then TCP shall take all actions reasonably necessary to ensure that BCI receives all of the economic rights of the relevant portion of the TCP ORI as though it were registered in BCI’s name and shall instruct the grantor under the overriding royalty interest agreement between the owners of interests in the Licenses and TCP dated April 25, 2010 to make payments directly to BCI.

(d) In the event that, prior to December 31, 2012 (the "ROFR Termination Date"), BCI desires to Transfer any or all of the ORI to any other entity or person, it shall first give written notice thereof ("Notice of Transfer") to TCP at least 30 days prior to the contemplated transaction. The Notice of Transfer shall state that the ORI will, upon the Transfer, be free of all liens, charges and encumbrances, that a bona fide offer has been received from a third party, and the price and terms of payment for the ORI or any portion thereof.  Upon receipt of the Notice of Transfer, TCP (or any entities designated by TCP) shall have the right to exercise the option to purchase the amount of the ORI set forth in the Notice of Transfer (the "ROFR Option"). The ROFR Option shall be exercised by delivery of a notice by TCP (or its designees) within the aforesaid 30-day period stating (i) that TCP (or its designees) intends to acquire the offered ORI. The purchase of the ORI shall be on the same terms and conditions as stated in the Notice of Transfer. BCI shall be free, within 90 days of the date of expiration of the ROFR Option, to Transfer the portion of the offered ORI specified in the Notice of Transfer at the price and on the terms contained in the Notice of Transfer. If there is no Transfer within such 90 day period, BCI shall not Transfer any of the ORI, prior to the ROFR Termination Date, without again complying with the provisions of this section.

11. [RESERVED]

12. Survival.

The representations and warranties set forth in Sections 6 and 7 and the covenants contained in Sections 8 and 9 shall survive the Closing.

13. Costs and Expenses

Except as otherwise set forth herein, the Parties acknowledge and agree that each of them will bear their own costs, expenses and attorneys’ fees arising out of the matters herein, the Actions, the Transactions, and the negotiation and performance of this Amended and Restated Settlement Agreement.

14. Taxes

(a) The relevant Parties entered into an agreement with HFN Trust Company 2010 Ltd (the “Tax Escrow Agent”) on the date of the Original Settlement Agreement and which is being amended concurrently with the execution and delivery of this Amended and Restated Settlement Agreement  (the "Tax Escrow Agreement" which governs certain aspects of Israeli income tax withholding on payments. In the case of any conflict between the provisions of the Tax Escrow Agreement or the New Escrow Agreement, with respect to payments made thereunder, and the provisions of sub-sections 14(b) and (c) below, the provisions of the Tax Escrow Agreement or the New Escrow Agreement, respectively, shall prevail.

(b) All payments of Settlement Deposits under Section 5(a), Settlement Payments under Section 5(b) and payments under Section 5(c) of this Amended and Restated Settlement Agreement, as well as payments of interest on the note that may be issued under Section 5(c)(iii), whether in cash, in property, in kind, by provision of notes, instruments of transfer or otherwise, shall be subject to Israeli income tax withholding at the maximum rate under applicable Israeli law (at the current rate of 30% or 25% as the case may be) unless an ITA Confirmation (as defined in the Tax Escrow Agreement and in the New Escrow Agreement) is provided in accordance with the terms of the Tax Escrow Agreement or the New Escrow Agreement, as applicable.  In addition, any interest paid on the notes shall not be subject to U.S. tax withholding, provided that BCI provided, to the satisfaction of ITCP, a duly completed and signed IRS form W-8BEN certifying that they are the beneficial owner of the interest and entitled to the benefits of the tax treaty between the United States and Canada. BCI shall indemnify ITCP against any U.S. tax liability resulting from its failure to withhold.

(c) Notwithstanding the foregoing, the following payments will not be subject to any withholding:

(i) all payments made to the Tax Escrow Agent or the Escrow Agent shall not be subject to Israeli income tax withholding.

(ii) All payments under Section 5(a) that are paid directly to BCI and all interest on the note that may be issued under Sections 5(c)(iii);

provided however that these amounts shall be reported to the Israeli Tax Authority as part of BCI's application for a withholding exemption and shall be subject to withholding by the Tax Escrow Agent or the Escrow Agent, as applicable, if an exemption is not obtained.  For this purpose, the Tax Escrow Agent or the Escrow Agent, as applicable, shall be entitled to deduct the applicable tax liability on these amounts from any other amount held by it provided however that the Tax Escrow Agent or the Escrow Agent, as applicable, will not be required to withhold amounts that are higher than the cash amounts that are held by it.  Notwithstanding the foregoing, U.S. tax withholding may apply to payments of interest on the notes, if BCI does not comply with the requirements provided in Section 14(b) above.

Any additional tax, indexation, interest or penalties imposed on BCI's income and gain shall be considered an additional tax to be withheld from the Escrow Fund (as this term is defined in the Tax Escrow Agreement) or the Escrow Funds (as this term is defined in the Escrow Agreement) and paid by the Tax Escrow Agent or the Escrow Agent, as applicable, to the ITA.

(d) Israeli Value Added Tax.

(i) The Parties agree that the transaction described in this Amended and Restated Settlement Agreement are not subject to Israeli value added tax as imposed by applicable Israeli law (“VAT”) or are subject to VAT at a rate of zero (“Zero VAT”).  To the extent reporting is required by a transferor or transferee in any transaction, such reporting shall be made in a manner consistent with this position.  No party shall take a position contrary to this position.  If any transaction is determined by the ITA to be subject to VAT, such VAT, if any, shall be shared equally between BCI on the one hand and ITCP on the other hand.

(ii) Specifically with respect to the ORI Settlement Payment described in Sections 5(a)(iv) and 10 of this Amended and Restated Settlement Agreement, the Parties agree that this transaction shall be treated and reported as subject to Zero VAT and subject to the provisions of subsection (i) above.

(iii) If the ITA takes the position that any transaction is subject to VAT, then the transferor shall immediately notify the transferee no later than 7 Business Days from the day on which it became aware of such position.  The transferor and transferee shall appoint a single representative to negotiate this matter directly with the Israeli Tax Authority, to submit any appeal on their behalf and to represent it before the ITA in this respect.  The representative shall be mutually agreed upon among the parties.  If no agreement is reached within 7 days, then each party will appoint a representative and the two representatives shall negotiate together in good faith with the ITA.

15. Reserved.

16. Entire Agreement

This Amended and Restated Settlement Agreement, the New Escrow Agreement, the Tax Escrow Agreement, the IPC Waiver, the Bontan Waiver, the Option and Warrant Cancellation and Release Agreement, each of the Insurance Releases, the BCI Repurchase Agreement, the BCI Irrevocable Proxy, the ORI Settlement Payment Transfer Instrument, the Fixed Payment Note (to the extent issued), the Mutual Release, the Guarantee, the Equitable Mortgage, the Option Agreement and the BCI Side Letter (collectively the “Transaction Documents”) contain all of the covenants, conditions, and agreements between the Parties and shall supersede all prior and contemporaneous correspondence, agreements, and understandings both verbal and written, including, without limitation, other than as set forth herein, the Original Settlement Agreement. No addition or modification of any term or provision shall be effective unless set forth in writing and signed by all Parties.  To the extent of any conflict between this Amended and Restated Settlement Agreement and any of the other Transaction Documents, this Amended and Restated Settlement Agreement shall control, provided, however, that the Transaction Documents are hereby confirmed in all other respects.

17. Severability and Interpretation

If any provision of this Amended and Restated Settlement Agreement or any part of any provision of this Amended and Restated Settlement Agreement is determined to be unenforceable or invalid for any reason whatsoever, such unenforceable provision or part thereof and such provision shall be given effect to the extent legally possible and shall not invalidate or affect the other provisions and parts of provisions of this Amended and Restated Settlement Agreement, which shall remain in full force and effect and be enforceable according to their terms; provided such severability would not result in such a material change, in the reasonable judgment of the Party affected thereby, so as to cause completion of the transactions contemplated by this Amended and Restated Settlement Agreement to be unreasonable or not effecting the purposes of this Amended and Restated Settlement Agreement as originally executed.

This Amended and Restated Settlement Agreement is a negotiated document and shall be deemed to have been drafted jointly by the Parties.  No rule of construction or interpretation shall apply against any Party based on a contention that the Amended and Restated Settlement Agreement was drafted by one of the Parties. This Amended and Restated Settlement Agreement shall be construed and interpreted in a neutral manner.

18. Governing Law; Venue and Waiver of Jury Trial

Except as set forth herein with respect to equitable relief of the Parties for specific performance in respect of any obligations and covenants hereunder during the period between the Closing and Regulatory Approval or arising from a breach of representation by any of the Parties (which shall be subject to the exclusive jurisdiction of the Economic Division of the

District Court in Tel Aviv, Israel before the court of Judge Ruth Ronen, or such other judge as those courts shall decide), this Amended and Restated Settlement Agreement and any dispute arising therefrom shall be governed by the internal laws of the State of Delaware without regard to conflicts of law principles and the sole venue for matters involving this Amended and Restated Settlement Agreement shall be the courts of Delaware.  The Parties agree to jurisdiction and venue in the State of Delaware and waive any claim that such forum is inconvenient. THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AMENDED AND RESTATED SETTLEMENT AGREEMENT OR ANY OF THE TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE.  THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE THEIR RIGHTS TO TRIAL BY JURY IN ANY ACTION WHATSOEVER BETWEEN OR AMONG THEM RELATING TO THIS AMENDED AND RESTATED SETTLEMENT AGREEMENT OR ANY OF THE TRANSACTIONS, WHICH ACTION WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.  Notwithstanding anything in this Section 18 to the contrary, nothing in this Amended and Restated Settlement Agreement or any other agreement executed and delivered in connection with this Amended and Restated Settlement Agreement shall supersede or impact in any way the Actions between the Parties pending before the Economic Division of the District Court in Tel Aviv, Israel, or prejudice or impair the jurisdiction or venue of such court, unless and until the Actions have been dismissed in accordance with Section 3 hereof.

19. Successors

The terms of this Amended and Restated Settlement Agreement shall be binding upon and shall benefit the Parties hereto, and their respective successors and assigns.

20. Counterparts

This Amended and Restated Settlement Agreement may be executed in counterparts, each of which shall be deemed an original, but all counterparts shall constitute one agreement.  A copy of a signed original of this Amended and Restated Settlement Agreement may be used for all purposes for which a signed original can be used.  Facsimile or portable document format (pdf) signatures have the same force and effect as originals.

21. Execution

Those individuals who are signing this Amended and Restated Settlement Agreement on behalf of entities represent and warrant that they are, respectively, duly authorized to sign themselves or on behalf of the entities to bind the entities fully to each and all of the obligations set forth in this Amended and Restated Settlement Agreement. Each Party represents, warrants and agrees that it has read this Amended and Restated Settlement Agreement and knows the contents hereof, that the terms hereof are contractual and not by way of recital, and that it has authorized the signing of this Amended and Restated Settlement Agreement as its own free act.

22. Specific Performance

The Parties agree that if any of the provisions of this Amended and Restated Settlement Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the Parties shall be entitled to specific performance of the terms hereof without the necessity of posting bond.  Each of the Parties agrees that it will not oppose the granting of such relief on the basis that another Party has an adequate remedy at law.

23. Exercise of Rights

No failure to exercise and no delay in exercising any right, remedy, or power under this Amended and Restated Settlement Agreement shall operate as a waiver thereof.  No single or partial exercise of any right, remedy, or power under this Amended and Restated Settlement Agreement precludes any other or further exercise thereof, or the exercise of any other right, remedy, or power provided herein or by law or in equity.

24. Notices

All notices and other communications given or made pursuant to this Amended and Restated Settlement Agreement shall be given or made in writing.  Such notices and other communications shall be delivered personally, delivered by overnight courier, mailed by express, registered, or certified mail, postage prepaid and return receipt requested.  Such notices and other communications shall be effective as of the date of receipt.  Such notices and other communications shall be sent to the following addresses or to any address that is subsequently provided in accordance with this section:

If to BCI:

Bontan Corporation Inc.
47 Avenue Road, Suite 200
Toronto, Ontario CANADA M5R 2G3
Attention: Kam Shah

With a copy (which shall not constitute notice) to:

Greenberg Traurig, P.A.
333 Avenue of the Americas (333 S.E. 2nd Avenue)
Miami, FL USA 33131
Attention:                      Gary Epstein, Esq.

If to the IPC Parties:

c/o International Three Crown Petroleum LLC
2614 Larkspur Lane, Unit E
Vail, CO USA 81657
Attention:                      H. Howard Cooper

With a copy (which shall not constitute notice) to:

Meitar Liquornik Geva & Leshem Brandwein, Law Offices
16 Abba Hillel Road
Ramat Gan, 52506, Israel
Attention:                      J. David Chertok, Adv.

All notices by or to the IPC Parties, Cooper and TPC shall be given by or to ITCP on behalf of the IPC Parties, Cooper and TPC.

25. Amendments and Waivers

No amendment or waiver of any provision of this Amended and Restated Settlement Agreement will be valid and binding unless it is in writing and signed, in the case of an amendment, by all Parties, or in the case of a waiver, by the Party or Parties against whom the waiver is to be effective.

26. Acknowledgment of IPC Parties and BCI.

The IPC Parties and BCI acknowledge that, solely for purposes of a determination of “control” of IPC Cayman as such term is defined in the Israeli Securities Law, 5728-1968, notwithstanding the presumption of “control” arising from the Bontan Parties’ holding of half or more of a the voting rights of IPC Cayman at a general meeting, ITCP is the sole controlling party of IPC Cayman.

[Signature pages follow]

Execution Version

IN WITNESS WHEREOF, each party has executed or caused its duly authorized officer to execute this Amended and Restated Settlement Agreement as of the day and year first hereinabove written.

Bontan Corporation, Inc.

By: /s/ Kam Shah
Name: Kam Shah
Title: CEO

Israel Petroleum Company, Limited

By: /s/ H. Howard Cooper
Name:_H. Howard Cooper
Title: President, Manager and Sole Director
Date: 6/28/12

International Three Crown Petroleum LLC

By: /s/ H. Howard Cooper
Name: H. Howard Cooper
Title: Manager

JKP Petroleum Company LLC

By: /s/ H. Howard Cooper
Name: H. Howard Cooper
Title: Manager

Three Crown Petroleum LLC

By: /s/ H. Howard Cooper
Name: H. Howard Cooper
Title:Manager

/s/ H. Howard Cooper
H. Howard Cooper

Execution Version

APPENDIX A

1.           Contribution and Assignment Agreement, dated November 14, 2009.

2.           Stockholders Agreement relating to Israel Petroleum Company, Limited, dated November 14, 2009.

3.           Allocation of Rights and Settlement Agreement, dated March 25, 2010.

4.           Agreement Regarding Ownership Interest in Israel Petroleum Company, Limited, dated April 14, 2010.

Execution Version

APPENDIX B

1.           Civil File 6304-1-11 (District court of Tel-Aviv Finance Division) 1. Bontan Corporation Inc. 2. Israel Oil & Gas Corporation - v. - 1. IPC Oil & Gas Holdings Ltd. (formerly Shaldieli Ltd.)  2. Mr. Yaron Yenni  3. Upswing Capital Ltd. 4.Asia Development (A.D.B.M.) Ltd. 5. Howard H. Cooper 6. International Three Crown Petroleum LLC 7. JKP Petroleum Company LLC  8. Israel Petroleum Company, Limited 9. IPC Oil & Gas (Israel), Limited Partnership

2.           Civil File 6304-1-11 (District court of Tel-Aviv Finance Division) 1. Israel Petroleum Company, Limited 2. International Three Crown Petroleum LLC – v – 1. Bontan Corporation Inc. 2. Israel Oil & Gas Corporation

3.           Cause No 79 of 2011 (Grand court of the Cayman Islands Financial Services Division) Israel Oil & Gas Corporation – v – 1. Israel Petroleum Company, Limited 2. International Three Crown Petroleum LLC

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 6, 2012

BONTAN CORPORATION INC.

By: /s/ Kam Shah
Kam Shah
Chief Executive Officer